Exhibit 12.1

	Consolidated Successor Company		Combined Predecessor Company
	For the Period January 1, 2012 to March 31, 2012	For the Period July 20, 2011 to December 31, 2011	For the Period January 1, 2011 to July 19, 2011	For the Year ended December 31,
				2010	2009	2008
(dollars in millions)
Computation of Earnings
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries	$(1.2)	$(22.3)	$38.3	$47.1	$22.6	$39.9
Fixed charges	14.9	29.2	2.5	6.7	9.9	15.5
Noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges	(0.1)	(0.1)	(0.4)	(0.5)	(0.4)	(0.4)

Total Earnings	$13.6	$6.8	$40.4	$53.3	$32.1	$55.0

Computation of Fixed Charges
Cash interest expense	$9.2	$15.8	$1.5	$4.9	$8.1	$13.7
Amortized premiums, discounts and capitalized expenses related to indebtedness	0.9	7.1	—	—	—	—
Preferred stock accretion and dividends included in interest expense	2.7	3.3	—	—	—	—
Gross up of preferred stock accretion and dividends	1.6	2.1	—	—	—	—
Portion of rents representative of an interest factor	0.5	0.9	1.0	1.8	1.8	1.8

Total Fixed Charges	$14.9	$29.2	$2.5	$6.7	$9.9	$15.5

Ratio of Earnings to Fixed Charges(1)	— (2)	— (3)	16.2	8.0	3.2	3.5

(1)

For the purpose of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries and (b) fixed charges and (2) subtracting the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges is the sum of (a) cash interest expense, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) preferred stock accretion and dividends included in interest expense, (d) gross up of preferred stock accretion and dividends to account for the non-deductible nature of the dividends, and (e) an estimate of one-third of rental expense to be the amount representing interest.

(2)

Due to our net operating loss for the period from January 1, 2012 to March 31, 2012, the ratio of earnings to fixed charges was less than 1:1. To achieve the ratio coverage of 1:1, we would have needed additional earnings of approximately $1.3 million.

(3)

Due to our net operating loss for the period from July 20, 2011 to December 31, 2011, the ratio of earnings to fixed charges was less than 1:1. To achieve the ratio coverage of 1:1, we would have needed additional earnings of approximately $22.4 million.